UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ESSEX RENTAL CORP.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

297187106
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Berylson Master Fund, LP Berylson Capital Partners, LLC James Berylson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Berylson Master Fund, LP - Cayman Islands Berylson Capital Partners, LLC - Delaware James Berylson - United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Berylson Master Fund, LP - 0 shares Berylson Capital Partners, LLC - 0 shares James Berylson - 0 shares
6 Shared Voting Power Berylson Master Fund, LP - 0 shares of Common Stock Berylson Capital Partners, LLC - 0 shares of Common Stock James Berylson – 0 shares of Common Stock Refer to Item 4 below.
7 Sole Dispositive Power Berylson Master Fund, LP - 0 shares Berylson Capital Partners, LLC - 0 shares James Berylson - 0 shares
8    Shared Dispositive Power

Berylson Master Fund, LP - 0 shares of Common Stock
Berylson Capital Partners, LLC - 0 shares of Common Stock
James Berylson – 0 shares of Common Stock

Refer to Item 4 below.

9
Aggregate Amount Beneficially Owned by Each Reporting Person

Berylson Master Fund, LP - 0 shares of Common Stock
Berylson Capital Partners, LLC - 0 shares of Common Stock
James Berylson – 0 shares of Common Stock

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* Berylson Master Fund, LP - 0.0% Berylson Capital Partners, LLC - 0.0% James Berylson – 0.0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Berylson Master Fund, LP - PN (Limited Partnership) Berylson Capital Partners, LLC - OO (Limited Liability Company) James Berylson – IN

Item 1.

(a)	Name of Issuer
Essex Rental Corp.
(b)	Address of Issuer’s Principal Executive Offices
1110 Lake Cook Road, Suite 220, Buffalo Grove, Illinois 60089

Item 2.

(a)	Name of Person Filing
Berylson Master Fund, LP Berylson Capital Partners, LLC James Berylson
(b)	Address of Principal Business Office or, if none, Residence
Berylson Master Fund, LP Berylson Capital Partners, LLC James Berylson c/o Berylson Capital Partners, LLC 33 Arch Street, Suite 3100 Boston, MA 02110
(c)	Citizenship
Berylson Master Fund, LP - Cayman Islands Berylson Capital Partners, LLC - Delaware James Berylson - United States
(d)	Title of Class of Securities
Common Stock, par value $0.0001
(e)	CUSIP Number
297187106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership **

Shares reported herein for Berylson Master Fund, LP (the “Fund”) represent shares held of record by the Fund.  Shares reported herein for Berylson Capital Partners, LLC (“Berylson Capital”) represent the above-referenced shares reported for the Fund, for which Berylson Capital serves as the investment manager. Shares reported herein for Mr. Berylson represent the above-referenced shares reported for the Fund and Berylson Capital, and additional shares held of record by Mr. Berylson.  Mr. Berylson is the sole owner and managing member of Berylson Capital.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(a)	Amount Beneficially Owned**
Berylson Master Fund, LP - 0 shares of Common Stock Berylson Capital Partners, LLC - 0 shares of Common Stock James Berylson – 0 shares of Common Stock
(b)	Percent of Class
Berylson Master Fund, LP - 0.0% Berylson Capital Partners, LLC - 0.0% James Berylson – 0.0%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Berylson Master Fund, LP - 0 shares Berylson Capital Partners, LLC - 0 shares James Berylson - 0 shares
	(ii)	shared power to vote or to direct the vote
Berylson Master Fund, LP - 0 shares of Common Stock Berylson Capital Partners, LLC - 0 shares of Common Stock James Berylson – 0 shares of Common Stock
	(iii)	sole power to dispose or to direct the disposition of
Berylson Master Fund, LP - 0 shares Berylson Capital Partners, LLC - 0 shares James Berylson - 0 shares
	(iv)	shared power to dispose or to direct the disposition of
Berylson Master Fund, LP - 0 shares of Common Stock Berylson Capital Partners, LLC - 0 shares of Common Stock James Berylson – 0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on July 7, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 16, 2016

BERYLSON MASTER FUND, LP

By: Berylson Capital Partners GP, LLC,
its General Partner

By: /s/ James Berylson
James Berylson, Managing Member

BERYLSON CAPITAL PARTNERS, LLC

By: /s/ James Berylson
James Berylson, Managing Member

JAMES BERYLSON

By: /s/ James Berylson
James Berylson, Individually